November 22, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Angela Mokodean, Senior Counsel

Re:	Blackstone / GSO Floating Rate Enhanced Income Fund
Registration Statement on Form N-2, File Nos. 333-219127 and 811-23270

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2017, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on October 2, 2017, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

PROSPECTUS

Prospectus Cover

1. We note that under the subsection titled “Investment Strategies” it is noted that the term “Managed Assets” will be “as defined below.” However, it appears that the definition of Managed Assets first appears on page 36 of the Prospectus. Please provide a definition of “Managed Assets” the first time it is used.

In response to the Staff’s comment, the Fund has included a definition of “Managed Assets” in the Prospectus Cover and Prospectus Summary.

2. We note that footnote 1 to the table includes an estimate of the offering and organizational expenses. Please confirm to the Staff the method for accounting for offering and organizational expenses and include the literature that supports the accounting for offering and organizational expenses for continuously offered closed-end funds.

In response to the Staff’s comment, the Fund confirms that it accounts for offering and organizational expenses in accordance with U.S. generally accepted accounting principles. As discussed in ASC-946-20-25-6 and ASC 946-20-35-5, offering costs incurred prior to commencement of operations by funds with a continuous offering period should be accounted for as a deferred charge until operations commence and thereafter are amortized over twelve months on a straight-line basis. The Fund confirms that offering costs will be deferred and thereafter amortized in accordance with the accounting literature. Organizational expenses are expensed as incurred in accordance with ASC 720-15-25-1. Organizational expenses and the amortization of deferred offering costs are considered to be “Other Expenses” for the purposes of the expense limitation and reimbursement agreement described in the Registration Statement.

3. We note that footnote 1 to the table discusses an expense limitation and waiver agreement. Please clarify whether the recapture period for such agreement is one year, as implied by the last clause of footnote 1, or three years.

In response to the Staff’s comment, the Fund has revised footnote 1 to clarify that the recapture period is three years.

4. In comments 7 and 19 of our original correspondence, the Staff requested more information about GSO / Blackstone Debt Funds Management LLC, the Fund’s investment adviser (the “Adviser”). In response, the Registrant has provided information about Customized Credit Strategies (“CCS”), which includes affiliates of the Adviser. Please provide information specific to the Adviser or explain why CCS is an appropriate proxy.

In response to the Staff’s comment, the Fund has provided additional information about GSO / Blackstone Debt Funds Management LLC, the Fund’s investment adviser.

Prospectus Summary

5. On page 2 under the subsection titled “Investment Strategies,” please confirm that the accounting for CLO income will be in accordance with ASC 325-40 (Beneficial Interests in Securitized Financial Assets). Also, please confirm that the Registrant will use the “effective yield” method. Furthermore, please supplementally describe how the Registrant will determine the return of capital from CLO distributions over the life of the security.

In response to the Staff’s comment, the Fund confirms that CLO income will be accounted for in accordance with ASC 325-40. Additionally, the Fund confirms that it will use the effective yield method. Each of the CLOs has defined waterfalls outlining the priority of payments to be made on the liabilities, which will be the Fund’s basis for determining return of capital from CLO distributions.

6. On page 3 under the subsection titled “Periodic Repurchase Offers,” the Registrant states that “[T]o the extent the SEC grants the Fund exemptive relief, notification of each monthly repurchase offer will be made available to shareholders at least 7 calendar days before the repurchase request deadline…” Please explain what it means to “be made available.” Does this mean that the Fund will not send the notice to shareholders under certain circumstances? If so, please explain as Rule 23c-3 under the Investment Company Act of 1940, as amended, requires the Registrant to “send” a notification of each repurchase offer.

In response to the Staff’s comment, the Fund confirms that it will send notifications of monthly repurchase offers to shareholders and has revised the Registration Statement accordingly.

Summary of Fund Expenses

7. With respect to the fee table, please represent to the Staff that if the assumptions used change over the course of time, the Registration Statement will be stickered accordingly.

In response to the Staff’s comment, the Fund represents that changes in assumptions that lead to material changes in the fee table would be disclosed in updates to the Registration Statement, including, if necessary, the use of prospectus supplements.

8. Please explain where the offering expenses are reflected in the fee table.

In response to the Staff’s comment, the Fund has revised the fee table to include the amortization of offering expenses under “Other Expenses.”

9. With respect to footnote 6 to the fee table, please explain why this footnote uses “Managed Assets” when the rest of the Registration Statement uses “total assets” when discussing the Fund’s leverage program.

In response to the Staff’s comment, the Fund has revised footnote 6 to the fee table to state “total assets.”

10. With respect to footnote 7 to the table, to the extent the expense limitation and reimbursement agreement is not triggered, please remove this discussion from this section.

In response to the Staff’s comment, the Fund confirms that under current estimates, as reflected in the fee table in Amendment No. 2, the expense limitation and reimbursement agreement is triggered.

11. Please explain if offering expenses are included within the Specified Expenses for purposes of the expense limitation and reimbursement agreement.

In response to the Staff’s comment, the Fund confirms that offering expenses are included as a “Specified Expense” for purposes of the expense limitation and reimbursement agreement.

12. With respect to assumption (i) in each of the Expense Examples, please remove “each year” or explain why the assumption is made for each year.

In response to the Staff’s comment, the Fund has removed “each year” from (i) of each Expense Example.

13. With respect to assumption relating to the expense limitation and reimbursement agreement in each of the Expense Examples, based on the Fund’s current estimated expenses, it does not appear that such agreement is triggered. If this is the case, please remove it from each Expense Example.

In response to the Staff’s comment, the Fund confirms that under current estimates, as reflected in the fee table in Amendment No. 2, the expense limitation and reimbursement agreement is triggered.

The Fund’s Investments

14. On page 36 under the subsection titled “Investment Strategies,” with respect to the sentence “[T]he Fund may also invest, without limit, in securities that are unregistered…,” please revise this sentence to conform to the earlier edits made on page 3 of the Registration Statement in response to comment 9 in our original correspondence.

In response to the Staff’s comment, the Fund has made the requested revisions.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Techniques

15. On page 14 under the subsection titled “Cash Equivalents and Short-Term Debt Securities,” with respect to the sentence “[T]he Fund may enter into repurchase agreements only with respect to obligations of the U.S. Government…,” the Registrant’s responses to Comments 26 and 27 of our original correspondence seem to suggest that this sentence would be removed or revised; if that is not the case, please explain.

In response to the Staff’s comment, the Fund has removed the noted disclosure.

Potential Conflicts of Interest

16. On page 36 under the subsection titled “Service Providers and Counterparties,” please clarify whether Intertrust Group is or will be retained by the Registrant. To the extent that Intertrust is retained, please explain what services it is providing to the Registrant.

In response to the Staff’s comment, the Fund confirms that Intertrust will not be retained by the Fund. The Fund has removed references to Intertrust from the Registration Statement.

Please note that we have included certain changes to Amendment No. 2 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 2 marked to reflect cumulative changes to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on September 8, 2017.

Please call Sarah Cogan (212-455-3575) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda